UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2019 (April 30, 2019)

Twelve Seas Investment Company

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38540	82-3667722
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 E. 57th St., 18th Floor

New York, New York 10022

(Address of principal executive offices, including Zip Code)

(917) 208-6200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ADDITIONAL INFORMATION

Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Twelve Seas, Pubco and Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Twelve Seas as of a record date to be established for voting on the Business Combination. Shareholders of Twelve Seas and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Twelve Seas’ solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about Twelve Seas, BPGIC, Pubco and the Business Combination, including the Merger (as defined below) which will result in the current security holders of Twelve Seas becoming security holders of Pubco. Shareholders will also be able to obtain copies of the Registration Statement and the related proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas by contacting its Chief Financial Officer, Stephen N. Cannon, c/o Twelve Seas Investment Company, 135 East 57th Street, 18th Floor, New York, New York 10022, at (650) 560-4753 or at info@twelveseascapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE BUSINESS COMBINATION

Twelve Seas, Pubco, BPGIC and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Twelve Seas in connection with the Business Combination. Shareholders of Twelve Seas and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Twelve Seas’ directors and officers in Twelve Seas’ filings with the SEC, including Twelve Seas’ annual report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants will also be included in the Registration Statement of Pubco on Form F-4 (and will be included in the related definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the Business Combination, BPGIC’s and Pubco’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from its expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (as defined below); (2) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of Twelve Seas; (4) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain consents and approvals of BPGIC’s shareholders and investors or other relevant third parties; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (6) delays in satisfying in a timely manner the other conditions contained in the Business Combination Agreement; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (8) the inability to recognize the anticipated benefits of the Business Combination; (9) the ability to obtain or maintain the listing of Pubco’s securities on NASDAQ following the Business Combination, including having the requisite number of shareholders; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Pubco. Readers are referred to the most recent reports filed with the SEC by Twelve Seas. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed by Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), in its Current Report on Form 8-K that was filed on April 19, 2019 with the Securities and Exchange Commission, on April 15, 2019, Twelve Seas entered into a Business Combination Agreement (the “Business Combination Agreement”) with Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), and each holder of BPGIC’s outstanding capital shares that become a party to the Business Combination Agreement by executing and delivering to Twelve Seas, Pubco and BPGIC a joinder agreement (collectively, the “Sellers”). Pursuant to the terms of the Business Combination Agreement (a) Twelve Seas will merge with Merger Sub, with Twelve Seas continuing as the surviving entity (the “Merger”), and with all holders of Twelve Seas securities receiving substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of BPGIC from the Sellers in exchange for ordinary shares of Pubco, with BPGIC becoming a wholly-owned subsidiary of Pubco. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On April 30, 2019, Twelve Seas and BPGIC entered into a letter agreement to extend certain delivery dates under the Business Combination Agreement (the “Letter Agreement”). Pursuant to the Letter Agreement (a) the due date was extended from April 30, 2019 to May 10, 2019 (or such later date prior to the Closing as mutually agreed by Twelve Seas and BPGIC) for (i) Pubco, the Sellers and the escrow agent to enter into an escrow agreement, (ii) BPGIC to deliver the Company Schedules, and (iii) BPGIC to deliver the Joinder Documents for each shareholder of BPGIC, and (b) the date on and after which Twelve Seas has a right to terminate the Business Combination Agreement if the deliverables specified in clause (a) above are not timely provided was also extended from April 30, 2019 to May 10, 2019 (or such later date prior to the Closing as mutually agreed by Twelve Seas and BPGIC).

The foregoing description of the Letter Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Letter Agreement, dated as of April 30, 2019, by and between Twelve Seas and BPGIC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2019

Twelve Seas Investment Company

By:	/s/ Stephen N. Cannon
Stephen N. Cannon
Chief Financial Officer

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